BIO-Key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

December 23, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

      Special Counsel Branch Chief – Legal

Re:         BIO-Key International, Inc.

Registration Statement on Form S-1

Filed November 23, 2016

File No. 333-214792

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed November 23, 2016

File No. 333-203613

Dear Ms. Mills-Apenteng:

We thank you for your comment letter dated December 20, 2016 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”, “we”, or “us”). The following is in response to the staff’s Comment Letter.

Concurrently with the filing of this letter, we have filed Amendment No. 1 to our Registration Statement on Form S-1 (the “Amended Registration Statement”) and Amendment No. 1 to our Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Post-Effective Amendment”).

The comments are included in bold below exactly as given in the Comment Letter and are numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s response immediately follows the comment. Page numbers referenced in the responses refer to page numbers in the Amended Registration Statement or the Amended Post-Effective Amendment, as applicable.

General

1.

It appears that you are seeking to register this transaction as a resale pursuant to Securities Act Rule 415(a)(1)(i). Please provide a detailed legal and factual analysis of why this should not be characterized as a primary offering. In this regard, we note the relationship between the company and the selling security holders, the size of the combined offering relative the number of outstanding shares of common stock and the short period of time between the private placements and the filing of the related resale registration statements. In formulating your response, please consider Securities Act Rule 415 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

United States Securities and

Exchange Commission

December 23, 2016

Response:

For the reasons more fully set forth below, the Company respectfully submits that the proposed sale of shares by the selling security holders is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the Staff’s guidance as set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“CD&I 612.09”) which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I 612.09.

Background. In October and November, 2015, the Company issued 90,000 shares of Series A-1 Convertible Preferred stock and 105,000 shares of Series B-1 Convertible Preferred Stock to three accredited investors: Wong Kwok Fong, Giant Leap International, Ltd., and Micron Technology Development Limited. The preferred shares are convertible at the option of the holder into shares of common stock at a fixed conversion price of $0.30 per share, subject to a “blocker” provision which prohibits the conversation if the holder would beneficially own in excess of 9.99% of the Company’s outstanding shares of common stock after giving effect to the conversion. The holders of each class of preferred stock have the right to, and have each designated one person to serve on the Company’s Board of Directors. On November 18, 2016, the Company closed a Securities Purchase Agreement with Wong Kwok Fong providing for the issuance of 6,200,000 shares of common stock in consideration for gross cash proceeds of $1,860,000 or $0.30 per share.

1.     How long the selling security holders have held their shares. Of the 71,200,000 shares being registered, 65,000,000 are issuable upon conversion of outstanding shares of convertible preferred stock which were issued in October and November of 2015. Accordingly, the substantial majority of the shares being registered have been held in excess of one year. The balance of the shares being registered (6,200,000 shares) were issued on November 18, 2016 and constitute just 8.3% of the Company’s issued and outstanding shares of common stock. As the full purchase price for all securities was paid upon issuance, the selling security holders have been exposed to full investment risk since the date of purchase. The resale of these shares is being registered close in time to the date of issuance which is customary in PIPE transactions and should not, standing alone, convert a secondary transaction into a primary offering.

Although the safe harbor provided by Securities Act Rule 144 indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Staff has recognized that shorter holding periods do not negate investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

United States Securities and

Exchange Commission

December 23, 2016

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the PIPE with no minimum holding period in the event the company has completed the private placement of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and the selling security holder was at market risk when he acquired the shares of common stock, the holding period of the selling security holder, when taken as a whole, should be sufficient for a valid secondary offering.

2.     Circumstances under which the selling security holders received their shares. Each of the selling security holders acquired their shares in private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereunder. Each selling security holder made standard and customary investment representations, including: (i) purchase for investment intent with no present intention to distribute any of the securities; (ii) acknowledgment that the shares could only be sold in compliance with the registration requirements of the Securities Act or the availability of an exemption therefrom; and (ii) their ability to bear the economic risk of an investment in the Company’s securities for an indefinite period of time. The full purchase price for the securities was paid at the time of the closing and the per share purchase price (or conversion price in the case of the convertible preferred shares) represented a nearly 50% premium to the market price as of the closing date of each transaction. The selling security holders have taken full investment risk with respect to the securities with no certainty that they will be able to sell their shares in the market at a premium, if at all. This is further supported by the fact that all of the convertible preferred shares purchased by the selling security holders have been held for more than one (1) year. In short, the selling security holders are long term investors who have taken substantial market risk.

These facts and circumstances have little in common with underwritten transactions or private placements to short-term investors seeking to immediately resell securities to the public. Such transactions are characterized by the purchase of shares at or below current market prices and at times, deferred payment of the purchase price convertible securities with floating conversion prices. By contrast, the selling security holders purchased their shares in a bona-fide private placement transaction with customary investment and private placement representations with no present intent to distribute any shares to any person. The fact that the selling security holders purchased their shares at a substantial premium to market and have held the substantial majority of the shares being offered under the Amended Registration Statement for more than one year, provides further support for the position that the selling security holders are not acting as an underwriters or conduit for the sale of shares from the Company to be public.

United States Securities and

Exchange Commission

December 23, 2016

3.     The selling security holders’ relationship to the Company. The selling security holders are long-term investors consisting of two operating companies and one high net worth individual. Collectively, these investors have designated two persons to the Company’s board of directors. None of the selling security holders are acting on behalf of the Company with respect to the public resale of the securities and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such common stock. Their long term commitment to the Company is evidenced by the fact that none of the convertible preferred shares have been converted into common stock and no shares have been sold since their initial investment in the Company in October, 2015.

4.     The amount of shares being registered for sale. Although the Company is seeking to register the resale of 71,200,000 shares of common stock, 65,000,000 of the shares are subject to future issuance upon conversion of convertible preferred stock, convertible at a fixed price. Although the shares represent in excess of one third of the Company’s outstanding shares, the selling security holders are long-term investors and are not acting as an underwriter or conduit for the sale of shares by the Company to the public. Given the “blocker provisions” contained in the terms of the convertible preferred stock and the limited trading volume of the Company’s shares (average daily trading over the past 90 days of approximately 47,100 shares), the selling stockholders will not be able to sell a substantial amount of securities in the short-term. The Commission has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices or transactions involving deferred payment of purchase price by short-term investors seeking immediate resale of shares, such that the initial purchasers were not at market risk and public shareholders were subject to substantial dilution and often substantial reductions in trading prices. In the transactions at issue, the selling security holders purchased their securities at a premium to the then current market price and have held the substantial majority of their shares for more than one year. The volume of shares registered, standing alone, should not lead to the conclusion that the secondary transaction is a primary offer on behalf of the Company. For example, in its response to Securities Act Forms, Compliance and Disclosure Interpretations, question 612.12 the Staff permitted affiliates to effect a block sale of 73% of the issued outstanding shares of the issuer under Rule 415(a)(1)(i). This interpretation makes clear that volume of shares, standing alone, does not convert a secondary transaction into a primary offering.

5.     Whether the selling security holders are in the business of underwriting securities. The selling security holders consist of two operating companies and one high net worth individual. To the Company’s knowledge, none of the selling security holders is in the business of underwriting securities and the facts and circumstances support the conclusion that the selling security holders are long-term strategic investors who did not purchase the securities with a view to further distribution.

6.      Whether under all the circumstances its appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the initial investment in the Company and the registration of the resale of the shares at issue do not support the conclusion that the selling security holders are acting as underwriters or as a conduit for the Company. The shares were acquired in bona fide private placement transactions in which the selling security holders made standard and customary investment representations, paid the full purchase price for the shares at the time of the sale, and undertook the full economic risk of ownership of Company’s securities from the date of purchase. In addition, the securities were purchased at a substantial premium to the market price and the substantial majority of the securities have been held for in excess of one year. Based on the foregoing, we respectfully submit that the resale transaction covered by the Amended Registration Statement is a secondary offering by the selling security holders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

United States Securities and

Exchange Commission

December 23, 2016

Registration Statement Cover Page

2.

Please revise the bottom of the facing page to disclose the file number of the earlier registration statement to which the combined prospectus relates (i.e., File No. 333-208747). See Securities Act Rule 429(b).

Response:

The foregoing now appears on the facing page. See the facing pages of the Amended Registration Statement and Amended Post-Effective Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 35

3.

We note that your Series A-1 and B-1 Convertible Preferred Stock have voting rights. Please revise the beneficial ownership table to provide the disclosure required by Item 403(a) of Regulation S-K for each class or series of voting securities. Additionally, consider providing a column that discloses the total voting power of each beneficial owner as well as narrative or footnote disclosure that discusses the voting rights of each class or series of securities.

Response:

The requested revisions have been made. See page 35 of the Amended Registration Statement and page 35 of the Amended Post-Effective Amendment.

4.

You disclose in footnote 9 to the beneficial ownership table that Mr. Wong Kwok Fong’s beneficial ownership calculation does not include shares issuable upon conversion of Series A-1 Convertible Preferred Stock as such shares are subject to a “blocker provision,” which prohibits any conversions that would result in the holder being the beneficial owner of in excess of 9.99% of your common stock. Since Mr. Wong Kwok Fong beneficially owns 17.3% of your common stock, please clarify whether the “blocker provision” continues to prevent conversions of his Series A-1 Convertible Preferred Stock holdings.

United States Securities and

Exchange Commission

December 23, 2016

Response:

The requested revision has been made. See page 37 of the Amended Registration Statement and page 37 of the Amended Post-Effective Amendment.

5.

We note from your disclosure in footnote 10 to the beneficial ownership table that Mr. Yao Jianhui shares voting and dispositive power over the shares held by China Goldjoy Limited and in footnote 2 to the selling security holders table on page 44 that he shares voting and dispositive power over the shares held by Giant Leap International, Ltd. Accordingly, it appears that these shares should be included in Mr. Yao’s beneficial ownership calculation. Please revise or advise. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response:

The shares of common stock owned by China Gold Joy were not included Yao Jianhui beneficial ownership as he is only one of seven directors of China Gold Joy Limited, the registered holder of the shares. In accordance with SEC guidance, including the so-called “rule of three” no-action letter which concluded that where voting and investment decisions regarding a trust’s portfolio securities are made by three or more trustees, none of the individual trustees are deemed a beneficial owner (Southland Corp. (July 8, 1987)), Yao Jianhui is not deemed to beneficially own these shares.

Description of Securities

Preferred Stock, page 39

6.

You disclose that your Series A-1 and B-1 Convertible Preferred Stock are subject to "blocker provisions" that prohibit conversion if such conversion would result in the holder beneficially owning in excess of a certain percentage of your outstanding common stock. You also disclose that your Series A-1 and B-1 Convertible Preferred Stock are entitled to vote on an as-converted to common stock basis. Please revise to clarify the interaction between the "blocker provision" and the voting rights. In this regard, clarify whether the holders of Series A-1 and B-1 Convertible Preferred Stock are entitled to voting rights for those shares the conversion of which is "blocked."

Response:

The requested revision has been made. See pages 40-41 of the Amended Registration Statement and pages 40-41 of the Amended Post-Effective Amendment.

Series B-1 Convertible Preferred Stock, page 41

United States Securities and

Exchange Commission

December 23, 2016

7.

Here you disclose that your Series B-1 Convertible Preferred Stock contains a 9.99% “blocker provision.” In a risk factor on page 7, you disclose this percentage to be 4.99%. Please reconcile this discrepancy.

Response:

The disclosure has been revised to make clear that certain securities contain a 9.99% blocker provision and certain other securities contain a 4.99% blocker provision. Please see page 7 of the Amended Registration Statement and page 7 of the Amended Post-Effective Amendment.

Selling Security Holders, page 44

8.	Please revise footnote 2 to clarify that Mr. Wong Kwok Fong serves as a director of the company. See Item 507 of Regulation S-K.

Response:

The requested revision has been made. See page 44 of the Amended Registration Statement and.

Item 16. Exhibits, page 52

9.

We note that you filed your securities purchase agreement with Mr. Wong Kwok Fong dated November 11, 2016 with your Form 10-Q filed November 14, 2016. Please revise your exhibit index to incorporate by reference this agreement into your registration statement.

Response:

The requested revision has been made. See page 54 of the Amended Registration Statement and page 56 of the Amended Post-Effective Amendment.

Exhibit 5.1

10.	The legality opinion opines on the Preferred Shares to be issued by the company. Please provide a revised legality opinion that defines the term Preferred Shares.

Response:

The requested revision has been made. See Exhibit 5.1 to the Amended Registration Statement.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-203613)

United States Securities and

Exchange Commission

December 23, 2016

General

11.	To the extent the above comments are applicable to this post-effective amendment, please revise to make corresponding changes.

Response:

To the extent the comments 1-10 were applicable to the Amended Post-Effective Amendment, the requested revisions have been made and described in the responses set forth above.

12.

We note that the registration statements were previously declared effective on May 1, 2015 (File No. 333-203613) and August 26, 2015 (File No. 333-192504, relating to File No. 333-190200) with audited financial statements through the fiscal year ended December 31, 2014. Please advise as to whether any sales have been made by the selling security holders after April 30, 2016, and May 26, 2016, under these registration statements, respectively.

Response:

No sales of shares under the Company’s previously effective Registration Statement on Form S-1 (file no. 333-203613) since April 30, 2016.

No sales of shares under the Company’s previously effective Registration Statement on Form S-1 (file no. 333-190200) since May 26, 2016.

Selling Security Holders, page 44

13.

It appears that the number of shares offered by selling security holders does not correspond to the number of shares on the prospectus cover page. Furthermore, the information regarding beneficial ownership after the offering appears to contain discrepancies. For example, it appears that Mr. Jacobson would have fewer than 80,000 shares of common stock and that Mr. Kitaygorodsky and the selling security holders listed below him would continue to retain shares. Please revise or advise.

Response:

The requested revisions have been made. See page 45 of the Amended Registration Statement.

United States Securities and

Exchange Commission

December 23, 2016

We believe that we have adequately responded to the Comment Letter. Please direct any questions or comments regarding this letter, the Comment Letter, the Amended Registration Statement, or the Amended Post-Effective Amendment to our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609 896 4571. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer

cc: Vincent A. Vietti, Fox Rothschild LLP